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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Mylan Laboratories Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    628530107
                                 --------------
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON

                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) /_/

                  (b) /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  0

8        SHARED VOTING POWER

                  26,291,400

9        SOLE DISPOSITIVE POWER

                  0

10       SHARED DISPOSITIVE POWER

                  26,291,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,291,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.78%

14       TYPE OF REPORTING PERSON

                  IN


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                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON

                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) /_/

                  (b) /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7        SOLE VOTING POWER

                  0

8        SHARED VOTING POWER

                  26,291,400

9        SOLE DISPOSITIVE POWER

                  0

10       SHARED DISPOSITIVE POWER

                  26,291,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,291,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.78%

14       TYPE OF REPORTING PERSON

                  CO


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                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON

                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) /_/

                  (b) /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7        SOLE VOTING POWER

                  0

8        SHARED VOTING POWER

                  26,291,400

9        SOLE DISPOSITIVE POWER

                  0

10       SHARED DISPOSITIVE POWER

                  26,291,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,291,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.78%

14       TYPE OF REPORTING PERSON

                  OO


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                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON

                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) /_/

                  (b) /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7        SOLE VOTING POWER

                  26,291,400

8        SHARED VOTING POWER

                  0

9        SOLE DISPOSITIVE POWER

                  26,291,400

10       SHARED DISPOSITIVE POWER

                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,291,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.78%

14       TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON

                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) /_/

                  (b) /_/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /_/

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7        SOLE VOTING POWER

                  10,000

8        SHARED VOTING POWER

                  0

9        SOLE DISPOSITIVE POWER

                  10,000

10       SHARED DISPOSITIVE POWER

                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.004%

14       TYPE OF REPORTING PERSON

                  IN


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                                  SCHEDULE 13D

Item 1. Security and Issuer

         This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on September 7, 2004 as amended on September 17, 2004, relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer") is amended to furnish information as set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended in its entirety to read as follows:

         As of the close of business on October 29, 2004, the aggregate purchase price of 26,291,400 Shares owned by Icahn Group was $459,081,282.67 (excluding commissions). The source of funding for the purchase of these Shares was general working capital of High River and pursuant to margin accounts in the regular course of business. As of the close of business on October 29, 2004, the aggregate purchase price of 10,000 Shares purchased by Ms. Golden was $167,706.15 (excluding commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On October 29, 2004, High River delivered a letter to the Issuer, which letter is attached hereto as Exhibit 1, and is incorporated herein in its entirety.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2004 WITH RESPECT TO MYLAN LABORATORIES INC. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

Item 5. Interest in Securities of the Issuer

         (a) As of the close of the business day on October 29, 2004, the Registrants may be deemed to beneficially own, in the aggregate, 26,291,400 Shares, representing approximately 9.78% of the Issuer's outstanding Shares (based upon 268,733,386 Shares stated to be outstanding as of August 3, 2004 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on August 9, 2004).


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         (b) Each of High River and Ms. Golden has sole voting power and sole dispositive power with regard to 26,291,400 Shares and 10,000 Shares, respectively. Each of Barberry, Hopper and Mr. Icahn has shared voting power and shared dispositive power with regard to all of the 26,291,400 Shares beneficially owned by High River.

         Each of Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which High River beneficially owns. Each of Mr. Icahn, Hopper and Barberry disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Ms. Golden beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares.

         (c) The following table sets forth all transactions with respect to the Shares effected since the most recent filing on Schedule 13D by the Registrants with respect to the Shares. All such transactions were effected in the open market, the table excludes commissions paid.


                                 No. of Shares                 Price
Name             Date            Purchased                     Per Share
-----            ----            -------------                 ---------

High River       9/20/04              68,400                    18.9995


High River       9/21/04             570,100                    19.0396


High River       9/22/04             850,000                    18.7628


High River       9/23/04             896,100                    18.4492



Item 7. Material to be Filed as Exhibits

1.       Letter dated October 29, 2004 from High River to the Issuer.

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SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2004

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         ---------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member

         By:      /s/ Edward E. Mattner
                  ---------------------------
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member

                  By: /s/ Edward E. Mattner
                  ---------------------------
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN

    [Signature Page of Amendment No. 2 to Schedule 13D with respect to Mylan]